EXHIBIT 20

FOR IMMEDIATE RELEASE:                                                      NEWS
July 15, 1999                                        Nasdaq National Market/AVRT
                                                            http://www.avert.com

        AVERT, INC. ANNOUNCES A RECORD 160% INCREASE IN QUARTER EARNINGS

   Company posts record earnings, revenue and growth in new customer sign-ups for both quarter and six months.

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced record financial results for its second quarter and six-month period ended June 30, 1999.

Net revenues for the second quarter 1999, grew to $2,977,000, up 16% from $2,557,000 in the comparable quarter a year ago. Service revenue for the quarter grew to $185,000, up 49% from the same period a year ago. June of 1999 was a notable month in the Company's history as Avert passed the million-dollar mark for revenues generated in one month. Through six months, the Company reported net revenues of $5,469,000, up 14% from $4,790,000 in the same period last year.

The Company added 1,034 new customers in the second quarter, more than doubling the 499 added during the second quarter of 1998. Over the six month period, the Company added 1,815 new customers as compared to 1,025 added in the same period of 1998. This represents a 77% increase in new customer growth.

Net income, after tax, for second quarter 1999, was $429,000, or $.13 cents per share, compared to $179,000, or $.05 cents per share, in the same quarter last year. Net income for the six-month period of 1999, was $684,000, or $.21 cents per share as compared to $346,000 or $.10 cents per share in the comparable period a year ago.

"In addition to the record financial results for the second quarter, we have had several notable achievements throughout the Company," said Dean Suposs, president and chairman of Avert, Inc. "Some will recall our completion of related technology projects during the second quarter of 1998. We have been successful in leveraging that technology into strong new partnerships, while reducing costs and increasing profits. We have measured significant productivity gains sparked by a combination of process improvements and our drive to expand our WEB based electronic commerce. Second quarter comparisons alone, marked a 50% increase in revenue per employee. Our immediate and long-term plans are to continue streamlining internal processes, while pursuing new opportunities to introduce the marketplace to innovative technology-driven employment screening solutions."

In second quarter of 1999, revenue from criminal history reports grew 17% from the second quarter a year ago; reference check reports, and credit reports grew 3%; motor vehicle driving records increased 35%; revenue from Name Link increased 22%; and workers' compensation histories declined 10%.



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During the second  quarter of 1999,  Avert  announced  several  new  partnership agreements. Most recently, ADP and Avert finalized arrangements to pursue joint marketing opportunities to offer the Avert product selection to customers of ADP's Employer Services via Avert's on-line network of services, AVERTnet. This
agreement   follows  two  market  pilots  based  in  ADP's  Boston  and  Chicago territories. Sales training and other preparations for the national rollout are scheduled for completion during the third quarter.

An online partnership with Careermag.com and sister-company, HRlibrary.com, presents visitors to those sites an opportunity to join a variation of Avert's Advantage program, currently offered to customers. Various Avert resources compliment the human resources focus of these sites.

A third partnership teams Avert with the LeadersOnline recruiting service, a subsidiary of Heidrick & Struggles. The LeadersOnline recruiting process locates strong candidates and reduces the risk of hiring unqualified candidates by providing background verifications. Avert provides background checking information within 48 hours via a secure online connection.

During the June 9, 1999 Avert, Inc. Annual Meeting of Shareholders, shareholders re-elected the Board of Directors and ratified the selection of Hein + Associates LLP, as independent auditors for the Company.

About Avert, Inc.
Avert is the leading provider of Internet pre-employment screening solutions linked through AVERTnet (Y2K Compliant), a secure network of Internet background checking services. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system which incorporates criminal court records, driving records, reference checks, workers' compensation histories, credit histories, education and credential verification and Social Security Number validations. AVERTnet is customized to meet the unique concerns, policies and procedures of companies nationwide. Additional information about Avert background checking solutions and the Company's SEC filings is available on the Internet at www.avert.com or contact Investor Relations at 970.484.7722.

EARNINGS RECAP                                    Second Quarter Ended            Six Months Ended
                                                        June 30,                      June 30,
                                                  1999           1998           1999           1998
                                                      (unaudited)                    (unaudited)
Revenue ..................................    $ 2,977,000    $ 2,557,000    $ 5,469,000   $ 4,790,000
Net Income ...............................    $   429,000    $   179,000    $   684,000   $   346,000
Net Income per common share ..............    $       .13    $       .05    $       .21   $       .10
Weighted avg. shares outstanding .........      3,323,025      3,522,799      3,323,023     3,477,554

BALANCE SHEET DATA .......................      June 30,     December 31,
                                                  1998          1998
Working Capital ..........................    $ 7,647,000    $ 7,349,000
Total Assets .............................    $11,416,000    $10,908,000
Total Liabilities ........................    $ 1,140,000    $   897,000
Shareholders' Equity .....................    $10,276,000    $10,011,000

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This press release may contain forward-looking statements that are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Factors that may cause the company's actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to, the following: risks associated with potential liability for failure to comply with federal and state regulations; liability to customers and/or to the subjects of background checks for inaccurate or misuse of information; loss of key personnel; and intense competition, as well as general economic business conditions, changes in laws or regulations and other factors, many of which are beyond the control of the company.